SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

Special Diversified Opportunities Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

84740Q101

(CUSIP Number)

Bryant R. Riley

B. RILEY & CO., LLC

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(310) 966-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 84740Q101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00.%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 84740Q101	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 00%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. 84740Q101	13D	Page 4 of 7 Pages

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)    The aggregate percentage of Shares reported owned by each person named herein is based upon 21,027,640 Shares outstanding as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

As of the close of business on the date hereof, BRC owned directly zero (0) Shares, constituting approximately zero percent (0%) of the Shares outstanding. BRF, as the parent company of BRC, may be deemed to beneficially own the zero (0) Shares directly owned by BRC. BRF does not directly own any securities of the Issuer.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person.

(c)     Schedule B annexed hereto lists all transactions in the Shares by the Reporting Persons in the last 60 days. All of such transactions were effected in the open market, except as otherwise noted.

(e) As of February 29, 2016 the reporting persons ceased to be beneficial owners of more than 5% of the Shares outstanding.

CUSIP No. 84740Q101	13D	Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2016

B. RILEY & CO., LLC

By: /s/ Bryant R. Riley

Name: Bryant R. Riley

Title: Chairman

B. RILEY FINANCIAL, INC.

/s/ Bryant R. Riley

Bryant R. Riley

Chairman

CUSIP No. 84740Q101	13D	Page 6 of 7 Pages

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address
Bryant R. Riley, Chairman and Chief Executive Officer	Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, Chairman of B. Riley & Co., LLC and Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025
Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Thomas J. Kelleher, President and Director	President of B. Riley Financial, Inc. and Chief Executive Officer of B. Riley & Co., LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025
Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Mikel Williams, Director	Director of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Richard L. Todaro, Director	President of Todaro Capital, an investment management company	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Kenneth M. Young, Director	President and Chief Executive Officer of Lightbridge Communications Corporation, a telecom services company	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367
Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	590 Madison Avenue, 29th Floor New York, NY 10022

CUSIP No. 84740Q101	13D	Page 7 of 7 Pages

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

(3,504,172)	1.1788	02/29/2016